United States Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
IPC Holdings LTD-USD

(Name of Issuer)
Common Stock, Par Value $0.01

(Title of Class of Securities)
g4933p101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. g4933p101	Schedule 13G

1	Names of Reporting Persons: Snow Capital Management, L.P. I.R.S. Identification No. of Above Persons (Entities Only): 25-1894430

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	a ☐
	b ☐

3	SEC Use Only

4	Citizenship or Place of Organization:

	Pennsylvania

	5	Sole Voting Power:

Number of		4,945,975

Shares	6	Shared Voting Power:
Beneficially
Owned by		none

Each	7	Sole Voting Power:
Person
Reporting		4,990,735

With:	8	Shared Dispositive Power:

		none

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	4,990,735

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	8.25%

12	Type of Reporting Person (See Instructions):

	IA

CUSIP No. g4933p101	Schedule 13G

Item 1

(a)	Name of Issuer:

IPC Holdings LTD-USD

(b)	Address of Issuer’s Principal Executive Offices:

American International Building 29 Richmond Road Pembroke, HM 08

Item 2

(a)	Name of Person Filing:

Snow Capital Management, L.P.

(b)	Address of Principal Business Office or, if None, Residence:

2100 Georgetowne Drive, Suite 400 Sewickley, PA 15143

(c)	Citizenship:

Pennsylvania

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01

(e)	CUSIP Number:

g4933p101

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. g4933p101	Schedule 13G
Item 4 Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a)	Amount beneficially owned: 4,990,735

(b)	Percent of class: 8.25%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,945,975

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,990,735

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5 Ownership of Five Percent or Less of Class:
     Not Applicable
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
     Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company:
     Not Applicable
Item 8 Identification and Classification of Members of the Group:
     Not Applicable
Item 9 Notice of Dissolution of Group:
     Not Applicable

CUSIP No. g4933p101	Schedule 13G
Item 10 Certification:
(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 15, 2008

(Date)
/Richard A. Snow/

(Signature)
Richard A. Snow, President of
Snow Capital Management, Inc.,
General Partner of Snow Capital Management, L.P.

(Name/Title)